SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: February 15, 2017

List of materials

Documents attached hereto:

i) Press release announcing Company Split (Small-scale Company Split) from Sony Corporation into Sony Imaging Products & Solutions Inc.

February 15, 2017
Sony Corporation

Announcement of Company Split (Small-scale Company Split) from Sony Corporation into
Sony Imaging Products & Solutions Inc.

Sony Corporation (“Sony”) today announced that it will transfer certain rights and obligations related to Sony’s imaging products and solutions business (all functions currently held within the Imaging Products & Solutions Sector, including the functions related to the consumer camera business, solutions business with a focus on broadcast- and professional-use products, and medical business), to Sony Imaging Products & Solutions Inc. (“SIPS”), a wholly owned subsidiary of Sony, by an “absorption-type company split”, as set forth below.

Certain information is omitted from this announcement since this company-split is a “small-scale company split” with Sony’s wholly-owned subsidiary.

1.	Purpose of the company split

As part of the mid-term strategy announced on February 18, 2015, in order to ensure implementation of 1) clearly attributable accountability and responsibility from the perspective of shareholders, 2) management policies with an emphasis on sustainable profit generation, and 3) the acceleration of decision-making processes and reinforcement of business competitiveness, Sony outlined its intention to sequentially split out the business units within Sony and operate them alongside existing Sony Group companies.

As a part of such strategy, as was announced on October 26, 2016 in a press release titled “Sony Imaging Products & Solutions Inc. to be Established: Reinforcing Imaging Business”, today Sony has decided to transfer all functions currently held within Sony’s Imaging Products & Solutions Sector, including the functions related to the consumer camera business, solutions business with a focus on broadcast- and professional-use products, and medical business, to SIPS.

2.	Summary of the company split

(1)	Schedule of the company split

Approval of the company split agreement
(by the representative corporate executive officer)     February 15, 2017
Execution of the company split agreement                   February 15, 2017
Effective date of the company split                               April 1, 2017 (scheduled)

* Sony will perform the contemplated company split without obtaining shareholder approval of the company split agreement pursuant to the provisions of the “small-scale company split” as set forth in Paragraph 2 of Article 784 of the Companies Act of Japan.

(2)	Method of the company split

The method of the contemplated company split is an absorption-type company split between Sony (as the splitting company) and SIPS (as the successor company).

(3)	Details of consideration allotted upon the company split

SIPS will issue 99,999 common shares of SIPS to Sony upon the completion of the contemplated company split for the assets, liabilities, agreements, and other rights and obligations transferred to SIPS.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of the absorbed company

There will be no changes to the treatment of stock acquisition rights or bonds with stock acquisition rights of Sony upon the completion of the contemplated company split.

(5)	Increase or decrease of share capital upon the company split

There will be no increase or decrease of share capital of Sony upon the contemplated company split.

(6)	Rights and obligations to be succeeded by the successor company

SIPS, as the successor company, will succeed to certain rights and obligations related to the imaging products and solutions business, such as assets, liabilities and agreements, as set forth in the company split agreement.

(7)	Expectation on the performance capabilities of each party’s obligations

Sony expects that the contemplated company split will have no material impact on the ability of SIPS to perform its obligations that become due after the effective date of the contemplated company split.

3.	Summary of both parties (The numbers shown below are as of March 31, 2016 for Sony and October 21, 2016 for SIPS)

(1)	Summary of both parties

Trade name	Sony Corporation (Splitting Company)	Sony Imaging Products & Solutions Inc. (Successor Company)
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan
Title and name of Representative	Kazuo Hirai Representative Corporate Executive Officer	Shigeki Ishizuka Representative Director
Business	Manufacture and sale of electronic and electrical machines and equipment, etc.	Manufacture and sale of electronic and electrical machines and equipment, etc.
Stated capital	¥ 858,867 million	¥ 1

Date of incorporation	May 7, 1946	October 21, 2016
Number of shares issued	1,262,493,760 shares	1 share
Fiscal year-end	March 31	March 31
Major shareholders and shareholding ratio
1 Citibank as Depositary Bank for Depositary Receipt Holders
8.82%

2 Japan Trustee Services Bank, Ltd. (Trust Account)
5.30%

3 The Master Trust Bank of Japan, Ltd. (Trust Account)
4.49%

4 JPMorgan Chase Bank 380055
3.15%

5 State Street Bank and Trust Company
2.23%
Sony Corporation 100%
Net assets	¥ 3,124,410 million (consolidated) (Note)	¥ 1 (non-consolidated)
Total assets	¥ 16,673,390 million (consolidated)	¥ 1 (non-consolidated)
Net assets per share	¥ 1,952.79 (consolidated)	¥ 1 (non-consolidated)
Net sales	¥ 8,105,712 million (consolidated)	-
Operating income	¥ 294,197 million (consolidated)	-
Ordinary income	¥ 304,504 million (consolidated) (Note)	-
Net income	¥ 147,791 million (consolidated) (Note)	-
Net income per share	¥ 119.40 (consolidated) (Note)	-

Note: Since Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, “total equity”, “income before income taxes”, “net income attributable to Sony’s stockholders” and “net income attributable to Sony’s stockholders per share of common stock” are stated in place of “Net assets”, “Ordinary income”, “Net income” and “Net income per share”, respectively.

(2)	Summary of business subject to the company split

a.	Business subject to the company split

Sony’s imaging products and solutions business (all functions currently held within the Imaging Products & Solutions Sector within Sony, including the functions related to the consumer camera business, solutions business with a focus on broadcast- and professional-use products, and medical business).

b.	Operating results of the business transferred by the company split for the fiscal year ended March 31, 2016

	Net sales: Gross Profit on Sales: Operating Income: Ordinary Income:	¥ 410,909 million ¥ 86,709 million ¥ 45,819 million ¥ 45,462 million

c.	Assets and liabilities to be succeeded upon the company split (as of December 31, 2016)

	Assets: Liabilities:	¥ 28,251 million ¥ 4,173 million

4.	Status after the company split

There will be no changes in the trade name, the location of the head office, the title and name of representatives, the business (excluding the business transferred by the contemplated company split), the stated capital or fiscal year-end of Sony upon the completion of the contemplated company split. Upon the completion of the contemplated company split, SIPS plans to increase its stated capital to ¥ 400 million. There will be no changes in the trade name, the location of the head office, the title and name of representatives, the business (excluding the business transferred by the contemplated company split) or fiscal year-end of SIPS upon the completion of the contemplated company split.

5.	Outlook

No material impact on Sony’s consolidated financial results is anticipated as a result of the completion of the contemplated company split.

(For reference) Sony’s consolidated financial forecast for the fiscal year ending March 31, 2017, which was announced on February 2, 2017, and its consolidated financial results for the fiscal year ended March 31, 2016.
(Yen in millions)
	Sales and operating revenue	Operating income	Income before income taxes	Net income attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2017	7,600,000	240,000	196,000	26,000
Consolidated financial results for the fiscal year ended March 31, 2016	8,105,712	294,197	304,504	147,791

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